Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

October 30, 2024

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2449

Floating Rate & Dividend Growth Portfolio, Series 31

File Nos. 333-282242 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2449, filed on September 20, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 31 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

2. The Commission notes the following disclosure set forth on Page 7 under the Principal Risks section, “Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.” Please add to the risk disclosure to reflect the risk of ETFs trading at a premium to their NAV (e.g., the trust will pay more than the ETFs NAV) or, alternatively, explain why it would not be appropriate to do so.

Response: In response to the comment, the referenced disclosure has been revised as follows:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. Alternatively, if the trust buys an ETF share when the share is trading at a premium, then the trust will pay a price that is greater than the ETF’s net asset value. (Emphasis added)

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren